Filed by Conagra Brands, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.

Commission File No.: 001-35844

June 27, 2018

Conagra Brands Acquisition of Pinnacle Foods and FY18 Q4 Earnings Presentation
June 27, 2018

Today’s Presenters
Brian Kearney
Investor Relations
Sean Connolly
President and Chief Executive Officer
Dave Marberger
Chief Financial Officer

Forward-Looking Statements
Note on Forward-looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this document should understand that these statements are not guarantees of performance or results. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These risks and uncertainties include, among other things: the failure to obtain Pinnacle Foods shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions for the pending divestiture of our Del Monte processed fruit and vegetable business in Canada; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; the costs, disruption, and diversion of management’s attention associated with campaigns commenced by activist investors; and other risks described in our reports filed from time to time with the Securities and Exchange Commission. We caution readers not to place undue reliance on any forward-looking statements included in this document, which speak only as of the date of this document. We undertake no responsibility to update these statements, except as required by law.
3

Non-GAAP Financial Measures; Additional Information and Where to Find It; Participants in Solicitation
Note on Non-GAAP Financial Measures
This document includes certain non-GAAP financial measures, including adjusted diluted EPS from continuing operations, organic net sales, adjusted gross profit, adjusted operating profit, adjusted gross margin, and adjusted operating margin. Management considers GAAP financial measures as well as such non-GAAP financial information in its evaluation of the Company’s financial statements and believes these non-GAAP measures provide useful supplemental information to assess the Company’s operating performance and financial position. These measures should be viewed in addition to, and not in lieu of, the Company’s diluted earnings per share, operating performance and financial measures as calculated in accordance with GAAP.
Certain of these non-GAAP measures, such as organic net sales, adjusted operating margin, and adjusted diluted EPS from continuing operations, are forward-looking. Historically, the Company has excluded the impact of certain items impacting comparability, such as, but not limited to, restructuring expenses, the impact of the extinguishment of debt, the impact of foreign exchange, the impact of acquisitions and divestitures, hedging gains and losses, impairment charges, the impact of legacy legal contingencies, and the impact of unusual tax items, from the non-GAAP financial measures it presents. Reconciliations of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures are not provided because the Company is unable to provide such reconciliations without unreasonable effort, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of such items impacting comparability and the periods in which such items may be recognized. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.
Hedge gains and losses are generally aggregated, and net amounts are reclassified from unallocated corporate expense to the operating segments when the underlying commodity or foreign currency being hedged is expensed in segment cost of goods sold. The Company identifies these amounts as items that impact comparability within the discussion of unallocated Corporate results.
Additional Information and Where to Find It
In connection with the proposed transaction, Conagra Brands will file a registration statement on Form S-4 with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle Foods. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Pinnacle Foods at its website, www.pinnaclefoods.com, or by contacting the Pinnacle Foods Investor Relations department at 1-973-541-8629, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting the Conagra Brands Investor Relations department at 1-312-549-5002.
Participants in Solicitation
Conagra Brands and Pinnacle Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Conagra Brands’ participants is set forth in the proxy statement, filed August 11, 2017, for Conagra Brands’ 2017 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning Pinnacle Foods’ participants is set forth in the proxy statement, filed April 20, 2018, for Pinnacle Foods’ 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
4

Sean Connolly
President and Chief Executive Officer

What We Want You to Take Away From Today
1 We have made tremendous progress over the past three years
Executed comprehensive transformation
Significant margin expansion, bent the topline trend and upgraded the revenue base
Built industry-leading innovation capabilities
Completely overhauled the culture
Unlocked significant value through Lamb Weston spin
Delivered very strong Q4 to wrap up FY18
2 Acquisition of Pinnacle is a catalyst to accelerate value creation for shareholders
Combines two portfolios with industry-leading growth
Enhances our scale overall and in frozen food categories
Complements our current portfolio of brands and assets
Unites complementary cultures
Delivers attractive financial returns
3 We have the leadership team, capabilities, and balance sheet to successfully execute and integrate this transaction and deliver shareholder value6

Three    Years Ago, We Developed a Five
Year Plan
FY16/17     FY18FY19/20
Reset top-line     Improve top-line Accelerate growth
Expand margins     Expand margins Expand margins
7

We Delivered On Our Investor Day Commitments As We Closed FY18
Build a Winning Increase Margins Improve Top Line
Company
Progress

Significant Margin    Expansion
Adj. Gross Margin    Adj. Operating Margin1
+380    +460
29.7%
bps    bps 16.1%
25.9%
11.5%
FY15    FY18 FY15FY18
Note: “Adjusted” financial measures are non-GAAP. See the end of this presentation for a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure.    9
1. Adjusted Operating Margin excludes equity method investment earnings

Bent the    Topline Trend
Organic Net Sales Growth1
(% Change vs Year Ago)
+2.0%
+0.1%
(3.0)%
(5.5)%
FY17    Q1 FY18 Q2 + Q3 FY18Q4 FY18
Note: Organic net sales growth is non-GAAP. See the end of this presentation for a reconciliation of this measure to the most directly comparable GAAP measure.    10
1. Organic net sales excludes the impact of foreign exchange and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions).

Upgraded Revenue Base

Domestic Retail Scanner Data

Avg. Weekly TPDs
(% Change vs Year Ago)


(5)%
(5)%
(4)%
(2)%
(1)%
(0)%
Q3 FY17
Q4 FY17
Q1 FY18
Q2 FY18
Q3 FY18
Q4 FY18

Base Sales Velocity
(% Change vs Year Ago)


+1%
+3%
+3%
+5%
+5%
+4%
Q3 FY17
Q4 FY17
Q1 FY18
Q2 FY18
Q3 FY18
Q4 FY18

Base Dollar Sales
(% Change vs Year Ago)


(4)%
(3)%
(1)%
+2%
+3%
+3%
Q3 FY17
Q4 FY17
Q1 FY18
Q2 FY18
Q3 FY18
Q4 FY18

Source: IRI Market Advantage, Conagra Consumer Foods (excl. Frontera and Sandwich Bros. of Wisconsin Syndicated), TTL US MULO, Quarterly data through May 27, 2018
Note: Base Sales Velocity = Base Dollars / Avg. Weekly TPDs

11

Built World-Class Innovation Capabilities
FY18 Innovation FY19 Innovation

Note: Innovation referenced may not be exhaustive nor final.

Completely Overhauled the    Culture
Fewer layers and    Differentiating Right sized –
broader spans of    capabilities – lean, self-Silo-free,
control – agility,    growth and service, andcollaborative and
speed, and    margin strategicfun
empowerment    expansion outsourcing

Delivered Significant    Shareholder Value
Total Shareholder Return
103.8%
52.5%
S&P 500 Index    CAG
(Total Return)    (incl. LW)
Note 1: Measurements represent period from August 8, 2014 to May 25, 2018. “CAG (incl. LW)” calculated as Conagra Brands Share Price + (Lamb Weston Share Price / 3) to account for the 3:1 distribution ratio.
Note 2: Total shareholder return represents share price return plus dividends paid.     14
Source: Factset, company websites, and S&P Dow Jones Indices

Pinnacle is a Compelling Acquisition
Creates an $11 billion company by net sales with iconic brands and leading positions in frozen, snacking, refrigerated, and grocery categories
Combines two portfolios with industry-leading growth
Enhances our scale overall and in frozen food categories
Complements our current portfolio with additional focus in existing domains with strong, category-leading brands
Unites complementary cultures, both of which are focused on brand building and innovation while maintaining a lean cost structure and results orientation
Attractive expected financial impact including IRR > WACC and EPS accretion in first full fiscal year following close

Note: IRR is internal rate of return; WACC stands for Weighted Average Cost of Capital

Transaction Summary
Structure and Consideration
~$10.9 billion transaction, including Pinnacle’s outstanding net debt1
Pinnacle shareholders receive an implied price of $68 per share in a combination of cash and stock
15.8x adjusted EBITDA2 before synergies and 12.1x adjusted EBITDA2 including run-rate cost synergies
Expected Financial Benefits
Low single digit percentage accretion to EPS3 in FY20; high single digit percentage accretion to EPS3 in FY22
$215 million of run-rate cost synergies by FY22
Maintaining commitment to solid investment grade rating
IRR expected to be greater than WACC
Timing and Approvals
Expected close by end of calendar year 2018
Subject to Pinnacle shareholder approval, regulatory approvals, and other customary closing conditions
1. Based on volume weighted average price per share of Conagra Brands’ stock for the five days ending June 21, 2018
2. Based on Pinnacle Foods estimated fiscal year 2018 results
3. Adjusted diluted earnings per share from continuing operations 16 Note: IRR is internal rate of return; WACC stands for Weighted Average Cost of Capital

Pinnacle    at a Glance
Net Sales Composition     Top Brands
Specialty    Frozen
11%     41%
Boulder Brands
13%
$3.1 Billion
Net Sales
Grocery
35%

The New Conagra Brands Portfolio
Iconic Brands in Strong Categories
≥ $1
Billion Brands
≥ $450
Million Brands
≥ $100
Million Brands

Source: IRI MA POS data, Syndicated TSV database, TUS-MULO+C, 52 weeks ending May 27, 2018, Dollar Sales

Combining Two of the Fastest-Growing
Portfolios in the Industry
Domestic Retail Scanner Data
(Retail Sales; % Change vs Year Ago; Last 13 weeks ending May 27, 2018)
Peer    1 +3%
+3%
Peer    2 +2%
+1%
Peer    3 +1%
Peer    4 +1%
Peer    5 +1%
Peer    6 +0%
Peer    7 +0%
Peer    8 +0%
Peer    9 (0)%
Peer 10    (0)%
Peer 11    (0)%
Peer 12    (1)%
Peer 13    (1)%
Peer 14    (1)%
Peer 15    (3)%
Note: Peers’ data includes recent acquisitions     19
Source: IRI MA POS data, Syndicated Categories, TUS-MULO+C, data through 13 weeks ending May 27, 2018, Dollar Sales

Improved Scale in Total Retail and
Frozen Foods
Dollars in billions
Total Retail Sales
$37.3
$21.5    $18.3
$12.3$12.2$9.9$9.1$8.6$8.2$
7.5$7.2$5.6$5.4$5.3$4.6$4.1$2.6$1.8
1    2 3456789101112131415
Peer    Peer Peer Peer CombinedPeerPeer Peer Peer Peer Peer Peer Peer Peer Peer Peer
Frozen Foods Retail Sales
(excluding Ice-Cream, Novelties, Beverages)
$5.1    $4.9
$3.9
$2.8
$2.1$1.9
$1.3$1.2
$0.7$0.5$0.2$0.2$0.1$0.0$0.0$0.0$0.0$0.0
1     23456789101112131415
Peer    Combined PeerPeer Peer Peer Peer Peer Peer Peer Peer Peer Peer Peer Peer Peer
Note: Peers sales include recent acquisitions     20
Source: IRI MA POS data, Syndicated Categories, TUS-MULO+C, 52 weeks ending May 27, 2018, Dollar Sales

Portfolios Are Complementary Within    Domains
Frozen &    Snacks & Shelf-Stable
Condiments & Enhancers
Refrigerated Meals    Sweet Treats Meals & Sides
Percentage of portfolio’s retail sales
Conagra:    39% 23%23%15%
Pinnacle:    54% 11%24%11%
Combined:    44% 19%23%13%
flects the percent of Domestic Retail sales. Numbers may not add to 100% due to rounding.     21
a, Syndicated Categories, TUS-MULO+C, 52 weeks ending May 27, 2018, Dollar Sales

Combining Two Strong Cultures
Lean AND Innovative

Strong Strategic Rationale
Leading Brands    Complementary StrengthensEnhancesInnovation
Businesses    Scale Frozen PositionPlatform

Meaningful    Value Creation from
Transaction
Attractive     Strong Capital
Synergies    IRR > WACC Accretion
Top-Line     Structure
Note:    IRR is internal rate of return; WACC is weighted average cost of capital 24

Dave Marberger
Chief Financial Officer

Transaction Financial Summary

Purchase Price

- Implied price of $68 per Pinnacle share
  - $43.11 in cash and $24.89 in Conagra shares (0.6494 shares at $38.32[1])
- ~$10.9 billion aggregate value ($8.2 billion of equity; $2.7 billion of assumed debt)
- 15.8x adjusted EBITDA[2] before synergies and 12.1x adjusted EBITDA[2] including run-rate cost synergies

Financing Structure

- Committed bridge facility until permanent financing is raised; Goldman Sachs has provided committed financing
- ~$10.9 billion purchase price financed by:
  - $3.0 billion of Conagra Brands equity issued to Pinnacle shareholders
  - $7.9 billion in cash consideration funded with $7.3 billion of long-term debt and $600 million of incremental cash proceeds from public equity issuance and/or divestitures
- At closing, pro forma debt-to-EBITDA of 5.0x and targeted debt-to-EBITDA of 3.5x

Expected Financial Impact

- Low single digit percentage accretion to EPS[3] in FY20; high single digit percentage accretion to EPS[3] in FY22
- $215 million run-rate cost synergies by FY22 (~55% SG&A, ~45% COGS)
- $355 million cash cost to achieve (~60% Operating Expenditures; ~40% Capital Expenditures)
- ~$55 million incremental non-cash amortization from transaction-related purchase accounting

1. Based on volume weighted average price per share of Conagra Brands' stock for the five days ending June 21, 2018
2. Based on Pinnacle Foods estimated fiscal year 2018 results
3. Adjusted diluted earnings per share from continuing operations

26

Capital Allocation Policy Overview
Committed to solid investment grade credit rating
Debt Reduction
Leverage target of 3.5x
Invest in the     Support continued organic growth
Business     Support seamless integration of Pinnacle
Intend to maintain quarterly dividend at current annual rate of $0.85 per
Dividends &     share during FY19
Share     Modest dividend increases expected over time, subject to approval by
Repurchases     Board of Directors
Share repurchases only as consistent with prioritization of leverage targets
M&A     Tax asset would allow us to divest assets in an efficient manner

Q4 and FY18 Results

Performance Summary

$ in millions, except per share data Increase/(Decrease)	Q4 FY18	vs YA	FY18	vs YA
Net Sales	$1,966	+5.6%	$7,938	+1.4%
Organic Net Sales[1]		+2.0%		(0.2)%
Adj. Gross Profit	573	+6.1%	2,354	(0.5)%
Adj. Gross Margin	29.2%	+12 bps	29.7%	(57) bps
A&P	59	(21.2)%	279	(15.1)%
A&P as % of NS	3.0%	(103) bps	3.5%	(68) bps
Adj. SG&A	218	+3.4%	798	(0.7)%
Adj. SG&A as % of NS	11.1%	(23) bps	10.1%	(21) bps
Adj. Op. Profit[2]	295	+16.4%	1,277	+3.5%
Adj. Op. Margin[2]	15.0%	+139 bps	16.1%	+33 bps
Adj. Diluted EPS from cont. ops.	$ 0.50	+35.1%	$ 2.11	+21.3%

Note: "Adjusted" financial measures and organic net sales are non-GAAP. See the end of this presentation for a reconciliation of these measures to the most directly comparable GAAP measures.
1. Organic net sales excludes the impact of foreign exchange and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions).
2. Adjusted operating profit and adjusted operating margin exclude equity method investment earnings.

29

Q4 and FY18 Net Sales Bridge vs Year Ago

Q4 Drivers of Net Sales Change
(% Change vs Year Ago)



Organic
Net Sales[1]
+2.0%
(0.1)%
2.1%
0.3%
3.3%
5.6%
Volume
Price/Mix
Foreign Exchange
Acquisitions
Net Sales

FY18 Drivers of Net Sales Change
(% Change vs Year Ago)



Organic
Net Sales[1]
(0.2)%
(1.5)%
1.3%
0.4%
1.2%
1.4%
Volume
Price/Mix
Foreign Exchange
Acquisitions & Divestitures
Net Sales

Note: Organic net sales is non-GAAP. See the end of this presentation for a reconciliation of this measure to the most directly comparable GAAP measure.
1. Organic net sales excludes the impact of foreign exchange and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions).

30

Able to Offset Inflation    in FY18
FY18 Adj. Gross Margin
0.0%
Inflation at 3.8%    Realized Productivity Retailer
(incl. op. offsets), Marketing
Price/Mix, Other
Note 1:    “Adjusted” financial measures are non-GAAP. See the end of this presentation for a reconciliation of these measures to the most directly comparable GAAP measures.
Note 2:    Numbers may not add due to rounding. 31

Q4 Financial Summary by Segment

$ in millions Increase/(Decrease)	Net Sales			Adj. Op. Profit[1]		Adj. Op. Margin[1]	
	Q4 FY18	Reported vs YA	Organic[2] vs YA	Q4 FY18	vs YA	Q4 FY18	vs YA
Grocery & Snacks	$803	7.1%	1.1%	$181	13.7%	22.6%	+121 bps
Refrigerated & Frozen	691	7.9%	5.2%	123	14.9%	17.8%	+109 bps
International	209	2.0%	(0.6)%	19	6.4%	9.1%	+47 bps
Foodservice	264	(1.2)%	(1.2)%	27	14.6%	10.3%	+142 bps
Corporate Expense	-	-	-	(55)	1.5%	-	-
Total	**$1,966**	**+5.6%**	**+2.0%**	**$295**	**+16.4%**	**15.0%**	**+139 bps**

Note 1: "Adjusted" financial measures and organic net sales are non-GAAP. See the end of this presentation for a reconciliation of these measures to the most directly comparable GAAP measures.
Note 2: Numbers may not add due to rounding.
1. Adjusted operating profit and adjusted operating margin exclude equity method investment earnings.
2. Organic net sales excludes the impact of foreign exchange and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions).

32

FY18 Financial Summary by Segment
$ in millions     Net Sales Adj. Op. Profit 1 Adj. Op. Margin 1
Increase/(Decrease)
Reported Organic 2
FY18 FY18 vs YAFY18vs YA
vs YAvs YA
Grocery & Snacks    $3,287 2.4%(2.0)% $754(3.1)%22.9%(132) bps
Refrigerated & Frozen    2,753 3.8%2.8%4806.2%17.4%+41 bps
International    844 3.4%(0.1)% 8930.6%10.5%+219 bps
Foodservice    1,055 (2.2)% (2.2)%12213.9%11.5%+163 bps
Corporate Expense    - --(168)(5.3)% --
Total    $7,938 +1.4%(0.2)% $1,277+3.5%16.1%+33 bps
Note 1: “Adjusted” financial measures and organic net sales are non-GAAP. See the end of this presentation for a reconciliation of these measures to the most directly comparable GAAP measures.
Note 2: Numbers may not add due to rounding.
1.    Adjusted operating profit and adjusted operating margin exclude equity method investment earnings. 33
2.    Organic net sales excludes the impact of foreign exchange and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions).

Q4 Adjusted EPS Bridge
Q4 FY18 Drivers of Adjusted Diluted EPS from Cont. Ops. vs YA
Note: “Adjusted” financial measures and organic net sales are non-GAAP. See the end of this presentation for a reconciliation of these measures to the most directly comparable GAAP measures. 34

FY18 Adjusted EPS Bridge
FY18 Drivers of Adjusted Diluted EPS from Cont. Ops. vs YA

Note: “Adjusted” financial measures and organic net sales are non-GAAP. See the end of this presentation for a reconciliation of these measures to the most directly comparable GAAP measures.

Key Balance Sheet & Cash Flow    Metrics
For the fiscal year ending    May May
(dollars in millions)    27, 2018 28, 2017
Net Cash Flow from Operating Activities    $920a $1,141b
– cont. ops.
Capital Expenditures    252 242
Dividends Paid    342 415
Share Repurchases    $967 $1,000
May May
(dollars in millions)    27, 2018 28, 2017
Debt    $3,816 $2,996
Cash    128 251
Ending Net Debtc    $3,688 $2,745
a)    Includes $300 million of pension contribution in FY18
b)    Includes $150 million of pension contribution in FY17 36
c)    Debt is the sum of notes payable, current installments of long-term debt, senior long-term debt, and subordinated debt. Net Debt is Debt less Cash.

New Pension Accounting Changes Optics of
Historical Income Statement
FY18
$ in millions, except per share data    Prior Standard Change New Standard
Net Sales    $7,938 -$7,938
Adj. Op Profit    1,277 (86)1,191
Adj. Op Margin1    16.1% (110) bps15.0%
Adj. Pension and Postretirement    - +8686
Non-Service Income
Adj. Diluted EPS from Cont. Ops.    $2.11 -$2.11
Note: “Adjusted” financial measures and organic net sales are non-GAAP. See the end of this presentation for a reconciliation of these measures to the most directly comparable GAAP measures. 37
1. Adjusted operating margin excludes equity method investment earnings.

Pension Reinvestment and Risk Mitigation
Affect Income Statement Prospectively
Change vs FY18
% of Asset in
Fixed Income Securities
% of Asset in
Equity + Other Securities
Pension Risk
P&L Impact
(Pension and Postretirement    ~$(46) million
Non-Service Income)

Standalone FY19 Outlook[1,2]

Key Financial Metrics	FY19 Guidance
Reported Net Sales Growth	+0.5% to +1.5%
Organic Net Sales Growth [3] (excl. Trenton impact)	+1.0% to +2.0%
Adj. Gross Margin	29.7% to 30.0%
Inflation Rate (% of COGS)	3.0% to 3.2%
Adj. Op Margin [4]	15.0% to 15.3% (compared to recast 15.0% in FY18)
Pension and Postretirement Non-Service Income	~$40 million (compared to $86 million in FY18)
Effective Tax Rate	23% to 24%

Note: Standalone FY19 Guidance excludes the impact of the pending acquisition of Pinnacle Foods.

1. The inability to predict the amount and timing of future items makes a detailed reconciliation of these forward-looking financial measures impracticable.
2. "Adjusted" financial measures and organic net sales are non-GAAP financial measures. The FY19 Outlook includes the Wesson oil business for the full fiscal year and excludes the Canadian Del Monte processed fruit and vegetable business for the full fiscal year.
3. Organic net sales excludes the impact of foreign exchange and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions).
4. Adjusted operating margin excludes equity method investment earnings.

39

Standalone Q1 FY19 Outlook 1, 2
Key Financial Metrics    Q1 FY19 Guidance
Reported Net Sales Growth    +2.0% to +2.5%
Adj. Op Margin 3    14.1% to 14.4%
(compared to recast 15.4% in FY18)
Adj. Diluted EPS from Cont. Ops.    $0.46 to $0.49
Note: Standalone FY19 Guidance excludes the impact of the pending acquisition of Pinnacle Foods.
1. The inability to predict the amount and timing of future items makes a detailed reconciliation of these forward-looking financial measures impracticable.
2. “Adjusted” financial measures and organic net sales are non-GAAP financial measures. The FY19 Outlook includes the Wesson oil business for the full fiscal year and excludes the
Canadian Del Monte processed fruit and vegetable business for the full fiscal year.     40
3. Adjusted operating margin excludes equity method investment earnings.

Underlying Business On Track for Standalone FY17-20 Algorithm[1,2]

Key Financial Metrics Incr / (Decr)	Original (Oct 2016)	+ Strategic Shift from A&P to Trade	= Subtotal	+ New Pension Accounting & Tax Reform	+ Changes to Outlook	= Trued-Up Targets
Organic Net Sales CAGR [3]	**+1% to +2%**	(0.5)%	**+0.5% to +1.5%**	-	+0.5%	**+1% to +2%**
Adj. Gross Margin	**~32.0%**	(1.5)%	**~30.5%**	-	-	**~30.5%**
Adj. SG&A, excl A&P (% of net sales)	**10.8%**	-	**10.8%**	+1.0% (pension accounting)	-	**11.8%**
A&P (% of net sales)	**4.7%**	(1.5)%	**3.2%**	-	-	**3.2%**
Adj. Op Margin [4]	**~16.5%**	-	**~16.5%**	(1.0)%	-	**~15.5%**

Note: Standalone FY17-FY20 Guidance excludes the impact of the pending acquisition of Pinnacle Foods.

1. The inability to predict the amount and timing of future items makes a detailed reconciliation of these forward-looking financial measures impracticable.
2. "Adjusted" financial measures and organic net sales are non-GAAP financial measures. The FY19 Outlook includes the Wesson oil business for the full fiscal year and excludes the Canadian Del Monte processed fruit and vegetable business for the full fiscal year.
3. Organic net sales excludes the impact of foreign exchange and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions).
4. Adjusted operating margin excludes equity method investment earnings.

41

Transaction    Enhances Algorithm
Key Financial Metrics    Impact of Transaction
Organic Net Sales Growth 1
Adj. Gross Margin
Adj. Op Margin 2
Adj. Diluted EPS from Cont. Ops.
Will Provide More Detail at an Investor Day Post-Close
1. Organic net sales excludes the impact of foreign exchange and divested businesses, as well as acquisitions (until the anniversary date of the acquisitions).
2. Adjusted operating margin excludes equity method investment earnings.     42

What We Want You to Take Away From Today
1 We have made tremendous progress over the past three years
Executed comprehensive transformation
Significant margin expansion, bent the topline trend and upgraded the revenue base
Built industry-leading innovation capabilities
Completely overhauled the culture
Unlocked significant value through Lamb Weston spin
Delivered very strong Q4 to wrap up FY18
2 Acquisition of Pinnacle is a catalyst to accelerate value creation for shareholders
Combines two portfolios with industry-leading growth
Enhances our scale overall and in frozen food categories
Complements our current portfolio of brands and assets
Unites complementary cultures
Delivers attractive financial returns
3 We have the leadership team, capabilities, and balance sheet to successfully execute and integrate this transaction and deliver shareholder value

Q&A

Reconciliation of Non-GAAP
Financial Measures to Reported
Financial Measures

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures
(dollars in millions)

Q4 FY18	Grocery & Snacks	Refrigerated & Frozen	International	Foodservice	Commercial	Total Conagra Brands
Net Sales	**$ 802.5**	**$ 690.7**	**$ 208.9**	**$ 264.1**	**—**	**$1,966.2**
Impact of foreign exchange	—	—	(5.3)	—	—	(5.3)
Net sales from acquired businesses	(44.5)	(17.3)	(0.1)	—	—	(61.9)
Organic Net Sales	**$ 758.0**	**$ 673.4**	**$ 203.5**	**$ 264.1**	**—**	**$1,899.0**
Year-over-year change - Net Sales	**7.1 %**	**7.9%**	**2.0 %**	**(1.2)%**	**—%**	**5.6 %**
Impact of foreign exchange (pp)	—	—	(2.6)	—	—	(0.3)
Net sales from acquired businesses (pp)	(6.0)	(2.7)	—	—	—	(3.3)
Organic Net Sales Growth	**1.1 %**	**5.2%**	**(0.6)%**	**(1.2)%**	**—%**	**2.0 %**
Volume (Organic)	(0.3)%	2.9 %	(2.5)%	(5.4)%		(0.1)%
Price/Mix	1.4 %	2.3 %	1.9 %	4.2 %		2.1 %

Q4 FY17	Grocery & Snacks	Refrigerated & Frozen	International	Foodservice	Commercial	Total Conagra Brands
Net Sales	**$ 749.4**	**$ 640.2**	**$ 204.7**	**$ 267.4**	**—**	**$1,861.7**
Net sales from divested businesses	—	—	—	—	—	—
Organic Net Sales	**$ 749.4**	**$ 640.2**	**$ 204.7**	**$ 267.4**	**—**	**$1,861.7**

46

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures
(dollars in millions)

FY18	Grocery & Snacks	Refrigerated & Frozen	International	Foodservice	Commercial	Total Conagra Brands
Net Sales	$3,287.0	$ 2,753.0	$ 843.5	$ 1,054.8	—	$7,938.3
Impact of foreign exchange	—	—	(27.9)	—	—	(27.9)
Net sales from acquired businesses	(143.2)	(25.8)	(0.1)	—	—	(169.1)
Organic Net Sales	$3,143.8	$ 2,727.2	$ 815.5	$ 1,054.8	—	$7,741.3
Year-over-year change - Net Sales	2.4 %	3.8%	3.4 %	(2.2)%	(100.0)%	1.4 %
Impact of foreign exchange (pp)	—	—	(3.4)	—	—	(0.4)
Net sales from acquired businesses (pp)	(4.4)	(1.0)	(0.1)	—	—	(2.1)
Net sales from divested businesses (pp)	—	—	—	—	(100.0)	0.9
Organic Net Sales Growth	(2.0)%	2.8%	(0.1)%	(2.2)%	— %	(0.2)%
Volume (Organic)	(1.6)%	2.6 %	(2.8)%	(10.9)%	N/A	(1.5)%
Price/Mix	(0.4)%	0.2 %	2.7 %	8.7 %	N/A	1.3 %

FY17	Grocery & Snacks	Refrigerated & Frozen	International	Foodservice	Commercial	Total Conagra Brands
Net Sales	$3,208.8	$ 2,652.7	$ 816.0	$ 1,078.3	71.1	$7,826.9
Net sales from divested businesses	—	—	—	—	(71.1)	(71.1)
Organic Net Sales	$3,208.8	$ 2,652.7	$ 816.0	$ 1,078.3	—	$7,755.8

47

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures

(dollars in millions)

Q4 FY18	Grocery & Snacks	Refrigerated & Frozen	International	Foodservice	Corporate Expense	Total Conagra Brands
Operating Profit	**$ 173.2**	**$ 122.9**	**$ 17.9**	**$ 27.2**	**$ (207.3)**	**$ 133.9**
Restructuring plans	3.5	—	0.4	—	0.9	4.8
Intangible impairment charges	4.0	—	0.8	—	—	4.8
Acquisitions and divestitures	0.4	—	—	—	3.6	4.0
Pension settlement	—	—	—	—	1.3	1.3
Legal matters	—	—	—	—	151.0	151.0
Corporate hedging derivative losses (gains)	—	—	—	—	(4.3)	(4.3)
Adjusted Operating Profit	**$ 181.1**	**$ 122.9**	**$ 19.1**	**$ 27.2**	**$ (54.8)**	**$ 295.5**
Operating Profit Margin	21.6%	17.8%	8.6 %	10.3%		6.8%
Adjusted Operating Profit Margin	22.6%	17.8%	9.1 %	10.3%		15.0%
Year-over-year % change - Operating Profit	240.5%	15.0%	N/A	14.6%	250.0%	20.4%
Year-over year % change - Adjusted Operating Profit	13.7%	14.9%	6.4 %	14.6%	1.5%	16.4%
Year-over-year bps change - Adjusted Operating Profit	121 bps	109 bps	47 bps	142 bps		139 bps

Q4 FY17	Grocery & Snacks	Refrigerated & Frozen	International	Foodservice	Corporate Expense	Total Conagra Brands
Operating Profit	**$ 50.9**	**$ 106.9**	**$ (11.1)**	**$ 23.7**	**$ (59.2)**	**$ 111.2**
Restructuring plans	9.9	0.1	0.6	—	5.4	16.0
Goodwill and intangible impairment charges	67.1	—	28.4	—	—	95.5
Acquisitions and divestitures	31.4	—	—	—	—	31.4
Legal matters	—	—	—	—	(5.7)	(5.7)
Corporate hedging derivative losses (gains)	—	—	—	—	5.5	5.5
Adjusted Operating Profit	**$ 159.3**	**$ 107.0**	**$ 17.9**	**$ 23.7**	**$ (54.0)**	**$ 253.9**
Operating Profit Margin	6.8%	16.7%	(5.4)%	8.9%		6.0%
Adjusted Operating Profit Margin	21.3%	16.7%	8.7 %	8.9%		13.6%

48

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures
(dollars in millions)

FY18	Grocery & Snacks	Refrigerated & Frozen	International	Foodservice	Commercial	Corporate Expense	Total Conagra Brands
Operating Profit	$ 724.8	$ 479.4	$ 86.5	$ 121.8	$ —	$ (379.0)	$ 1,033.5
Restructuring plans	14.1	0.1	1.5	—	—	22.3	38.0
Intangible impairment charges	4.0	—	0.8	—	—	—	4.8
Acquisitions and divestitures	11.4	0.7	—	—	—	3.6	15.7
Pension settlement and valuation	—	—	—	—	—	5.4	5.4
Legal matters	—	—	—	—	—	151.0	151.0
Corporate hedging derivative losses (gains)	—	—	—	—	—	(6.2)	(6.2)
Early exit of an unfavorable lease contract by purchasing the building	—	—	—	—	—	34.9	34.9
Adjusted Operating Profit	$ 754.3	$ 480.2	$ 88.8	$ 121.8	$ —	$ (168.0)	$ 1,277.1
Operating Profit Margin	22.1%	17.4%	10.3%	11.5%			13.0%
Adjusted Operating Profit Margin	22.9%	17.4%	10.5%	11.5%			16.1%
Year-over-year % change - Operating Profit	10.9 %	7.5%	N/A	15.8%	(100.0)%	21.0%	11.7%
Year-over year % change - Adjusted Operating Profit	(3.1)%	6.2%	30.6 %	13.9%	(100.0)%	(5.3)%	3.5%
Year-over-year bps change - Adjusted Operating Profit	(132) bps	41 bps	219 bps	163 bps			33 bps

49

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures
(dollars in millions)

FY17	Grocery & Snacks	Refrigerated & Frozen	International	Foodservice	Commercial	Corporate Expense	Total Conagra Brands
Operating Profit	**$ 653.7**	**$ 445.8**	**$ (168.9)**	**$ 105.1**	**$ 202.6**	**$ (313.3)**	**$ 925.0**
Gain on sale of Spicetec and J.M. Swank businesses	—	—	—	—	(197.4)	—	(197.4)
Restructuring plans	25.3	6.2	0.9	1.8	—	29.4	63.6
Goodwill and intangible impairment	68.3	—	235.9	—	—	—	304.2
Acquisitions and divestitures	31.4	—	—	—	—	—	31.4
Early extinguishment of debt	—	—	—	—	—	93.3	93.3
Salaried pension plan lump sum settlement	—	—	—	—	—	13.8	13.8
Legal matters	—	—	—	—	—	(5.7)	(5.7)
Corporate hedging derivative losses (gains)	—	—	—	—	—	5.1	5.1
Adjusted Operating Profit	**$ 778.7**	**$ 452.0**	**$ 67.9**	**$ 106.9**	**$ 5.2**	**$ (177.4)**	**$ 1,233.3**
Operating Profit Margin	20.4 %	16.8%	(20.7)%	9.7%			11.8%
Adjusted Operating Profit Margin	24.3 %	17.0%	8.3 %	9.9%			15.8%

50

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures

(dollars in millions)

Q4 FY18	Gross profit	Selling, general and administrative expenses	Operating profit [1]	Income from continuing operations before income taxes and equity method investment earnings	Income tax expense (benefit)	Income tax rate	Net income attributable to Conagra Brands, Inc.	Diluted EPS from income from continuing operations attributable to Conagra Brands, Inc common stockholders
Reported	$ 575.4	$ 441.5	$ 133.9	$ 89.4	$ 36.5	34.1 %	$ 69.6	0.18
% of Net Sales	*29.3%*	*22.5%*	*6.8%*					
Restructuring plans	2.2	2.6	4.8	4.8	0.6		4.2	0.01
Acquisitions and divestitures	—	4.0	4.0	4.0	0.7		3.3	0.01
Corporate hedging losses (gains)	(4.3)	—	(4.3)	(4.3)	(1.0)		(3.3)	(0.01)
Pension settlement	—	1.3	1.3	1.3	0.1		1.2	—
Intangible impairment charges	—	4.8	4.8	4.8	1.1		3.7	0.01
Advertising and promotion expenses [2]	—	59.5	—	—	—		—	—
Legal matters	—	151.0	151.0	151.0	37.7		113.3	0.29
Tax reform adjustments	—	—	—	—	(3.4)		3.4	0.01
Unusual tax items	—	—	—	—	(0.2)		0.2	—
Loss from discontinued operations, net of noncontrolling interests	—	—	—	—	—		0.3	—
Adjusted	$ 573.3	$ 218.3	$ 295.5	$ 251.0	$ 72.1	26.8 %	$ 195.9	0.50
% of Net Sales	*29.2%*	*11.1%*	*15.0%*					
Year-over-year % of net sales change – reported	*85 bps*	*1 bps*	*84 bps*					
Year-over-year % of net sales change – adjusted	*12 bps*	*(23) bps*	*139 bps*					
Year-over-year change - reported	*8.8%*	*5.7%*	*20.4%*	*21.3%*	*N/A*		*(54.0)%*	*(50.0)%*
Year-over-year change - adjusted	*6.1%*	*3.4%*	*16.4%*	*16.0%*	*(7.2)%*		*24.6 %*	*35.1 %*

1. Operating profit is derived from taking Income from continuing operations before income taxes and equity method investment earnings and adding back Interest expense, net.
2. Advertising and promotion expense (A&P) has been removed from adjusted selling, general and administrative expense because this metric is used in reporting to management, and management believes this adjusted measure provides useful supplemental information to assess the Company's operating performance. Please note that A&P is not removed from adjusted profit measures.

51

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures

(dollars in millions)

Q4 FY17	Gross profit	Selling, general and administrative expenses	Operating profit [1]	Income from continuing operations before income taxes and equity method investment earnings	Income tax expense (benefit)	Income tax rate	Net income attributable to Conagra Brands, Inc.	Diluted EPS from income from continuing operations attributable to Conagra Brands, Inc common stockholders
Reported	$ 529.0	$ 417.8	$ 111.2	$ 73.7	$ (60.8)	(65.5)%	$ 151.3	$ 0.36
% of Net Sales	*28.4%*	*22.4%*	*6.0%*					
Adjustment to the gain on sale of Spicetec and J.M. Swank businesses	—	—	—	—	1.0		(1.0)	—
Restructuring plans	5.5	10.5	16.0	16.0	5.5		10.5	0.02
Acquisitions and divestitures	0.5	30.9	31.4	31.4	11.8		19.6	0.05
Corporate hedging losses (gains)	5.5	—	5.5	5.5	2.1		3.4	0.01
Goodwill and intangible impairment charges	—	95.5	95.5	95.5	28.8		66.7	0.16
Advertising and promotion expenses [2]	—	75.5	—	—	—		—	—
Legal matters	—	(5.7)	(5.7)	(5.7)	(2.0)		(3.7)	(0.01)
Tax adjustment of valuation allowance	—	—	—	—	91.3		(91.3)	(0.21)
Loss from discontinued operations, net of noncontrolling interests	—	—	—	—	—		1.7	—
Rounding	—	—	—	—	—		—	(0.01)
Adjusted	$ 540.5	$ 211.1	$ 253.9	$ 216.4	$ 77.7	33.0 %	$ 157.2	$ 0.37
% of Net Sales	*29.0%*	*11.3%*	*13.6%*					

1. Operating profit is derived from taking Income from continuing operations before income taxes and equity method investment earnings and adding back Interest expense, net.
2. Advertising and promotion expense (A&P) has been removed from adjusted selling, general and administrative expense because this metric is used in reporting to management, and management believes this adjusted measure provides useful supplemental information to assess the Company's operating performance. Please note that A&P is not removed from adjusted profit measures.

52

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures

(dollars in millions)

FY18	Gross profit	Selling, general and administrative expenses	Operating profit [1]	Income from continuing operations before income taxes and equity method investment earnings	Income tax expense (benefit)	Income tax rate	Net income attributable to Conagra Brands, Inc.	Diluted EPS from income from continuing operations attributable to Conagra Brands, Inc common stockholders
Reported	$ 2,351.5	$ 1,318.0	$ 1,033.5	$ 874.8	$ 174.6	18.0%	$ 808.4	$ 1.95
% of Net Sales	*29.6 %*	*16.6 %*	*13.0%*					
Restructuring plans	7.8	30.2	38.0	38.0	11.0		27.0	0.07
Acquisitions and divestitures	0.6	15.1	15.7	15.7	4.8		10.9	0.03
Corporate hedging losses (gains)	(6.2)	—	(6.2)	(6.2)	(1.6)		(4.6)	(0.01)
Pension settlement and valuation adjustment	—	5.4	5.4	5.4	1.7		3.7	0.01
Intangible impairment charges	—	4.8	4.8	4.8	1.1		3.7	0.01
Early exit of an unfavorable lease contract by purchasing the building	—	34.9	34.9	34.9	9.3		25.6	0.06
Gain on substantial liquidation of an international joint venture	—	—	—	—	(1.4)		(2.9)	(0.01)
Advertising and promotion expenses [2]	—	278.6	—	—	—		—	—
Legal matters	—	151.0	151.0	151.0	37.7		113.3	0.28
Wesson valuation allowance adjustment	—	—	—	—	(78.6)		78.6	0.19
Tax reform adjustments	—	—	—	—	233.3		(233.3)	(0.57)
Unusual tax items	—	—	—	—	(42.1)		42.1	0.10
Income from discontinued operations, net of noncontrolling interests	—	—	—	—	—		(14.3)	—
Adjusted	$ 2,353.7	$ 798.0	$ 1,277.1	$ 1,118.4	$ 349.8	28.9%	$ 858.2	$ 2.11
% of Net Sales	*29.7 %*	*10.1 %*	*16.1%*					
Year-over-year % of net sales change – reported	*(30) bps*	*(150) bps*	*120 bps*					
Year-over-year % of net sales change – adjusted	*(57) bps*	*(21) bps*	*33 bps*					
Year-over-year change - reported	*0.4 %*	*(7.0)%*	*11.7%*	*19.9%*	*(31.5)%*		*26.4%*	*56.0%*
Year-over-year change - adjusted	*(0.5)%*	*(0.7)%*	*3.5%*	*7.7%*	*(0.2)%*		*13.4%*	*21.3%*

1. Operating profit is derived from taking Income from continuing operations before income taxes and equity method investment earnings and adding back Interest expense, net.
2. Advertising and promotion expense (A&P) has been removed from adjusted selling, general and administrative expense because this metric is used in reporting to management, and management believes this adjusted measure provides useful supplemental information to assess the Company's operating performance. Please note that A&P is not removed from adjusted profit measures.

53

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures
(dollars in millions)

FY17	Gross profit	Selling, general and administrative expenses	Operating profit [1]	Income from continuing operations before income taxes and equity method investment earnings	Income tax expense (benefit)	Income tax rate	Net income attributable to Conagra Brands, Inc.	Diluted EPS from income from continuing operations attributable to Conagra Brands, Inc common stockholders
Reported	**$ 2,342.1**	**$ 1,417.1**	**$ 925.0**	**$ 729.5**	**$ 254.7**	**31.8%**	**$ 639.3**	**$ 1.25**
% of Net Sales	***29.9 %***	***18.1 %***	***11.8%***					
Gain on sale of Spicetec and J.M. Swank businesses	—	(197.4)	(197.4)	(197.4)	(129.0)		(68.4)	(0.16)
Restructuring plans	17.2	46.4	63.6	63.6	22.2		41.4	0.09
Acquisitions and divestitures	0.5	30.9	31.4	31.4	11.8		19.6	0.05
Corporate hedging losses (gains)	5.1	—	5.1	5.1	1.9		3.2	0.01
Goodwill and intangible impairment charges	—	304.2	304.2	304.2	46.5		257.7	0.59
Early extinguishment of debt	—	93.3	93.3	93.3	33.1		60.2	0.14
Salaried pension plan lump sum settlement	—	13.8	13.8	13.8	5.3		8.5	0.02
Advertising and promotion expenses [2]	—	328.3	—	—	—		—	—
Legal matters	—	(5.7)	(5.7)	(5.7)	(2.0)		(3.7)	(0.01)
Tax adjustment of valuation allowance	—	—	—	—	91.3		(91.3)	(0.21)
Unusual tax items	—	—	—	—	14.6		(14.6)	(0.03)
Income from discontinued operations, net of noncontrolling interests	—	—	—	—	—		(95.2)	—
Adjusted	**$ 2,364.9**	**$ 803.3**	**$ 1,233.3**	**$ 1,037.8**	**$ 350.4**	**31.6%**	**$ 756.7**	**$ 1.74**
% of Net Sales	***30.2 %***	***10.3 %***	***15.8%***					

1. Operating profit is derived from taking Income from continuing operations before income taxes and equity method investment earnings and adding back Interest expense, net.
2. Advertising and promotion expense (A&P) has been removed from adjusted selling, general and administrative expense because this metric is used in reporting to management, and management believes this adjusted measure provides useful supplemental information to assess the Company's operating performance. Please note that A&P is not removed from adjusted profit measures.

54

Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures
(dollars in millions)

FY15	Gross profit	Selling, general and administrative expenses	Operating profit [1]	Income from continuing operations before income taxes and equity method investment earnings	Income tax expense (benefit)	Income tax rate	Net income (loss) attributable to Conagra Brands, Inc.	Diluted EPS from income from continuing operations attributable to Conagra Brands, Inc common stockholders
Reported	$ 2,296.2	$ 1,383.4	$ 912.8	$ 584.6	$ 212.7	32.0 %	$ (252.6)	$ 1.04
% of Net Sales (Margins)	*25.4%*	*15.3%*	*10.1 %*					
Restructuring plans	22.6	25.1	47.7	47.7	17.5		30.2	0.07
Corporate hedging losses (gains)	24.6	—	24.6	24.6	9.3		15.3	0.03
Pension valuation adjustment	—	6.9	6.9	6.9	2.7		4.2	0.01
Goodwill and intangible impairment charges	—	25.7	25.7	25.7	2.6		23.1	0.05
Early extinguishment of debt	—	24.6	24.6	24.6	9.5		15.1	0.04
Integration of former Ralcorp business	—	5.0	5.0	5.0	1.9		3.1	0.01
Advertising and promotion expenses [2]	—	312.6	—	—	—		—	
Legal matters	—	(7.0)	(7.0)	(7.0)	—		(7.0)	(0.02)
Unusual tax items	—	—	—	—	5.2		(5.2)	(0.01)
Loss from discontinued operations, net of noncontrolling interests	—	—	—	—	—		701.4	
Adjusted	$ 2,343.4	$ 990.5	$ 1,040.3	$ 712.1	$ 261.4	33.0 %	$ 527.6	$ 1.22
% of Net Sales (Margins)	*25.9%*	*11.0%*	*11.5 %*					

1. Operating profit is derived from taking Income from continuing operations before income taxes and equity method investment earnings and adding back Interest expense, net.
2. Advertising and promotion expense (A&P) has been removed from adjusted selling, general and administrative expense because this metric is used in reporting to management, and management believes this adjusted measure provides useful supplemental information to assess the Company's operating performance. Please note that A&P is not removed from adjusted profit measures.

55

Reconciliation of Organic Net Sales
(dollars in millions)     FY17Q1 FY18Q2 FY18Q2+Q3 FY18
Net Sales    $7,826.9 $1,804.2$2,173.4$4,167.9
Impact of foreign exchange     29.2(3.2)$(8.5)(19.4)
Net sales from acquired businesses     (36.5)(31.0)$(29.5)(76.2)
Net sales from divested businesses     (71.1)--
Organic Net Sales    $7,748.5 $1,770.0$2,135.4$4,072.3
(dollars in millions)     FY16Q1 FY17Q2 FY17Q2+Q3 FY17
Net Sales    $8,664.1 $1,895.6$2,088.4$4,069.6
Net sales from divested businesses     (468.1)(71.1)$--
Organic Net Sales    $8,196.0 $1,824.5$ -$4,069.6
Year-over-year change—Net Sales     (9.7)% (4.8)%4.1%2.4%
Impact of foreign exchange (pp)     0.3(0.2)(0.4)(0.5)
Net sales from acquired businesses (pp)     (0.6)(1.6)(1.4)(1.8)
Net sales from divested businesses (pp)     4.53.6--
Organic Net Sales Growth     (5.5)% (3.0)%2.3%0.1%

Reconciliation of Grocery & Snacks
Organic Net Sales
Reconciliation of Grocery & Snacks organic net sales
FY18 (Dollars in millions)    Q1 Q2Q3Q2+Q3
Net Sales    $745.8 $900.4$838.3$ 1,738.7
Net sales from acquired businesses     (27.6)(28.4)(42.7)(71.1)
Organic Net Sales    $718.2 $872.0$795.6$ 1,667.6
FY17 (Dollars in millions)    Q1 Q2Q3Q2+Q3
Net Sales    $757.2 $853.2$849.0$ 1,702.2
Net sales from divested businesses     ----
Organic Net Sales    $757.2 $853.2$849.0$ 1,702.2
% Change    Q1 Q2Q3Q2+Q3
Net Sales     (1.5)% 5.5%(1.3)%2.1%
Net sales from acquired businesses (pp)     (3.6)(3.3)(5.0)(4.1)
Net sales from divested businesses (pp)     ----
Organic Net Sales     (5.1)% 2.2%(6.3)%(2.0)%

Reconciliation of Refrigerated &    Frozen
Organic Net Sales
Reconciliation of Refrigerated & Frozen organic net sales
FY18 (Dollars in millions)     Q1Q2Q3
Net Sales    $615.7 $758.1$ 688.5
Net sales from acquired businesses     (3.4)(1.1)(4.0)
Organic Net Sales    $612.3 $757.0$ 684.5
FY17 (Dollars in millions)     Q1Q2Q3
Net Sales    $604.6 $740.7$ 667.2
Net sales from divested businesses     ---
Organic Net Sales    $604.6 $740.7$ 667.2
% Change     Q1Q2Q3
Net Sales     1.8%2.3%3.2%
Net sales from acquired businesses (pp)     (0.5)(0.1)(0.6)
Net sales from divested businesses (pp)     ---
Organic Net Sales     1.3%2.2%2.6%

Revised Amounts Reflecting Reclassification of Benefit Plan Components (dollars in millions)

CONAGRA BRANDS

	2018					2017					2016	2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	FY	FY
Net Sales	$ 1,804.2	$ 2,173.4	$ 1,994.5	$ 1,966.2	$ 7,938.3	$ 1,895.6	$ 2,088.4	$ 1,981.2	$ 1,861.7	$ 7,826.9	$ 8,664.1	$ 9,034.0
Reported Gross Profit	$ 519.0	$ 658.3	$ 598.8	$ 575.4	$ 2,351.5	$ 544.6	$ 647.5	$ 621.0	$ 529.0	$ 2,342.1	$ 2,429.2	$ 2,296.2
Reclassification of benefit plan components	-	-	-	-	-	-	-	-	1.7	1.7	-	1.5
Revised Gross Profit	$ 519.0	$ 658.3	$ 598.8	$ 575.4	$ 2,351.5	$ 544.6	$ 647.5	$ 621.0	$ 530.7	$ 2,343.8	$ 2,429.2	$ 2,297.7
Acquisitions and divestitures			0.6		0.6			-	0.5	0.5		
Restructuring plans	2.3	3.4	(0.1)	2.2	7.8	5.2	1.8	4.7	3.8	15.5	49.0	21.1
Corporate hedging derivative losses (gains)	6.0	(7.1)	(0.8)	(4.3)	(6.2)	(0.7)	0.8	(0.5)	5.5	5.1	(16.4)	24.6
Revised Adjusted Gross Profit	$ 527.3	$ 654.6	$ 598.5	$ 573.3	$ 2,353.7	$ 549.1	$ 650.1	$ 625.2	$ 540.5	$ 2,361.9	$ 2,461.8	$ 2,343.4
Reported Gross Margin	28.8%	30.3%	30.0%	29.3%	29.6%	28.7%	31.0%	31.3%	28.4%	29.9%	28.0%	25.4%
Revised Gross Margin	28.8%	30.3%	30.0%	29.3%	29.6%	28.7%	31.0%	31.3%	28.5%	29.9%	28.0%	25.4%
Revised Adjusted Gross Margin	29.2%	30.1%	30.0%	29.2%	29.7%	29.0%	31.1%	31.6%	29.0%	30.2%	28.4%	25.9%
Reported Operating Profit	$ 280.0	$ 351.0	$ 268.6	$ 133.9	$ 1,033.5	$ 312.9	$ 229.6	$ 271.3	$ 111.2	$ 925.0	$ 404.6	$ 912.8
Reclassification of benefit plan components	(20.6)	(17.5)	(21.9)	(20.4)	(80.4)	(19.3)	(19.2)	(3.4)	(13.3)	(55.2)	303.8	(60.6)
Revised Operating Profit	$ 259.4	$ 333.5	$ 246.7	$ 113.5	$ 953.1	$ 293.6	$ 210.4	$ 267.9	$ 97.9	$ 869.8	$ 708.4	$ 852.2
Adjustment to the gain on sale of Spicetec and J.M. Swank businesses	-	-	-		-	(198.2)	0.5	0.3	-	(197.4)	-	-
Restructuring plans	11.4	7.1	14.7	4.8	38.0	14.1	19.8	13.7	14.3	61.9	256.0	46.2
Goodwill and intangible impairment charges	-	-	-	4.8	4.8	163.6	43.9	1.2	95.5	304.2	50.1	25.7
Acquisitions and divestitures	0.8	7.8	3.1	4.0	15.7	-	-	-	31.4	31.4	-	
Early extinguishment of debt	-	-	-		-	-	60.6	32.7	-	93.3	23.9	24.6
Salaried pension plan lump sum settlement	-	-	-		-	-	-	-	-	-	-	
Pension valuation adjustment	-	-	-	-	-	-	-	-	-	-	-	-
Legal matters	-	-	-	151.0	151.0	-	-	-	(5.7)	(5.7)	5.0	(7.0)
Corporate hedging derivative losses (gains)	6.0	(7.1)	(0.8)	(4.3)	(6.2)	(0.7)	0.8	(0.5)	5.5	5.1	(16.4)	24.6
Early exit of an unfavorable lease contract by purchasing the building	-	-	34.9		34.9	-	-	-	-	-	-	-
Integration of former Ralcorp business	-	-	-		-	-	-	-	-	-	-	5.0
Revised Adjusted Operating Profit	$ 277.6	$ 341.3	$ 298.6	$ 273.8	$ 1,191.3	$ 272.4	$ 335.9	$ 315.3	$ 239.0	$ 1,162.6	$ 1,027.0	$ 971.3
Reported Operating Margin	15.5%	16.2%	13.5%	6.8%	13.0%	16.5%	11.0%	13.7%	6.0%	11.8%	4.7%	9.4%
Revised Operating Margin	14.4%	15.3%	12.4%	5.8%	12.0%	15.5%	10.1%	13.5%	5.3%	11.1%	8.2%	9.4%
Revised Adjusted Operating Margin	15.4%	15.7%	15.0%	13.9%	15.0%	14.4%	16.1%	15.9%	12.8%	14.9%	11.9%	10.8%
Reported Pension and Postretirement Non-Service Income	20.6	17.5	21.9	20.4	80.4	19.3	19.2	3.4	13.3	55.2	(303.8)	60.6
Restructuring plans	-	-	-	-	-	-	-	-	1.7	1.7	25.9	1.5
Salaried pension plan lump sum settlement	-	-	-	-	-	-	-	13.8	-	13.8	-	-
Pension valuation adjustment	-	4.1	-	1.3	5.4	-	-	-	-	-	348.5	6.9
Adjusted Pension and Postretirement Non-Service Income	$ 20.6	$ 21.6	$ 21.9	$ 21.7	$ 85.8	$ 19.3	$ 19.2	$ 17.2	$ 15.0	$ 70.7	$ 70.6	$ 69.0

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